SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__ )*

MONARCH INVESTMENT PROPERTIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

609095104
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609095104	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,875,000 shares of Common Stock, including 1,100,000 shares issuable upon the exercise of a warrant.
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 12,875,000 shares of Common Stock, including 1,100,000 shares issuable upon the exercise of a warrant.
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,875,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 609095104	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Capital Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,520,000 shares of Common Stock, including 1,100,000 shares issuable upon the exercise of a warrant.
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 1,520,000 shares of Common Stock, including 1,100,000 shares issuable upon the exercise of a warrant.
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 609095104	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scott Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,875,000
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 1,875,000
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 609095104	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lite N Low, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,485,000
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 1,485,000
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 609095104	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Priority Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,205,000
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 2,205,000
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 609095104	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Helen Miller Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,770,000
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 1,770,000
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON* 00

CUSIP No. 609095104	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Libo Fineberg, Trustee of the Helen Miller Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,770,000
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 1,770,000
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON* 00

CUSIP No. 609095104	13G	Page 9 of 15 Pages

Item 1.

(a)	Name of Issuer: Monarch Investment Properties, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1801 N. Military Trail, Suite 203
Boca Raton, Florida 33431

Item 2.

(a)	Name of Persons Filing: The names of the persons filing this statement are as follows:

David Miller
Strategic Capital Resources, Inc.
Scott Miller
Lite N Low, Inc.
Priority Capital Corp.
The Helen Miller Irrevocable Trust
Libo Fineberg, as Trustee of the Helen Miller Irrevocable Trust

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address for all persons filing this statement except the Helen Miller Irrevocable Trust and Mr. Libo Fineberg is 1801 N. Military Trail, Suite 203, Boca Raton, Florida 33431.

The address for the Helen Miller Irrevocable Trust and Mr. Libo Fineberg is 7691 Porto Vecchio Place, Delray Beach, Florida 33446.

(c)	Citizenship:

Messrs. David Miller, Scott Miller and Libo Fineberg are United States citizens.
Strategic Capital Resources, Inc. is incorporated in Florida.
Lite N Low, Inc., and Priority Capital Corp. are each incorporated in Delaware.
The Helen Miller Irrevocable Trust is governed under the laws of the State of Florida.

(d)	Title of Class of Securities: Common Stock, par value $.001 per share

(e)	CUSIP Number.

The CUSIP number for the Common Stock is 609095104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 609095104	13G	Page 10 of 15 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	☐	Not applicable.

CUSIP No. 609095104	13G	Page 11 of 15 Pages

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

          Mr. David Miller is the beneficial owner of an aggregate of 12,875,000 shares of Common Stock, 7,665,000 shares of which he is directly the beneficial owner, and of which includes a warrant to purchase 1,100,000 shares of Common Stock. He serves as the president and sole stockholder of each of Strategic Capital Resources, Inc., Lite N Low, Inc., and Priority Capital Corp. and therefore may be deemed to be indirectly the beneficial owner of the same 420,000, 1,485,000, and 2,205,000 shares of Common Stock beneficially owned by these entities, respectively, and the warrant to purchase 1,100,000 shares of Common Stock owned by Strategic.

          Strategic Capital Resources, Inc. is the beneficial owner of 1,520,000 shares of Common Stock, including a warrant to purchase 1,100,000 shares of Common Stock.

          Mr. Scott Miller is the beneficial owner of 1,875,000 shares of Common Stock. He is the son of Mr. David Miller but does not share the same household. Mr. David Miller disclaims beneficial ownership of the shares of Common Stock held by his son.

          Lite N Low, Inc. is the beneficial owner of 1,485,000 shares of Common Stock.

          Priority Capital Corp. is the beneficial owner of 2,205,000 shares of Common Stock.

          The Helen Miller Irrevocable Trust holds 1,770,000 shares of Common Stock for the benefit of the beneficiary Mr. David Miller. Mr. Miller disclaims beneficial ownership of the shares of Common Stock held by the Trust.

          Mr. Libo B. Fineberg, as trustee, has both voting and dispositive power over the shares of Common Stock held by the Trust and thus may deemed to be the beneficial owner as to these same shares.

(b)	Percent of class:

Mr. David Miller - 74.5%

Strategic Capital Resources, Inc. – 8.8%

Mr. Scott Miller – 11.6%

Lite N Low, Inc. – 9.2%

Priority Capital Corp. – 13.6%

The Helen Miller Irrevocable Trust – 10.9%

Libo Fineberg – 10.9%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Mr. David Miller – 12,875,000 shares of Common Stock, including a warrant to purchase 1,100,000 shares of Common Stock.

Strategic Capital Resources, Inc. – 1,520,000 shares of Common Stock, including a warrant to purchase 1,100,000 shares of Common Stock.

CUSIP No. 609095104	13G	Page 12 of 15 Pages

Mr. Scott Miller - 1,875,000 shares of Common Stock

Lite N Low, Inc. - 1,485,000 shares of Common Stock

Priority Capital Corp. - 2,205,000 shares of Common Stock

The Helen Miller Irrevocable Trust - 1,770,000 shares of Common Stock

Mr. Libo B. Fineberg – 1,770,000 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

Mr. David Miller - 0

Strategic Capital Resources, Inc. – 0

Mr. Scott Miller - 0

Lite N Low, Inc. – 0

Priority Capital Corp. – 0

The Helen Miller Irrevocable Trust – 0

Mr. Libo B. Fineberg – 0

(iii)	Sole power to dispose or to direct the disposition of:

Mr. David Miller – 12,875,000 shares of Common Stock, including a warrant to purchase 1,100,000 shares of Common Stock.

Strategic Capital Resources, Inc. – 1,520,000 shares of Common Stock, including a warrant to purchase 1,100,000 shares of Common Stock.

Mr. Scott Miller - 1,875,000 shares of Common Stock

Lite N Low, Inc. - 1,485,000 shares of Common Stock

Priority Capital Corp. - 2,205,000 shares of Common Stock

The Helen Miller Irrevocable Trust - 1,770,000 shares of Common Stock

Mr. Libo B. Fineberg – 1,770,000 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

Mr. David Miller - 0

Strategic Capital Resources, Inc. – 0

Mr. Scott Miller - 0

Lite N Low, Inc. – 0

Priority Capital Corp. – 0

CUSIP No. 609095104	13G	Page 13 of 15 Pages

The Helen Miller Irrevocable Trust – 0

Mr. Libo B. Fineberg – 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable.

Item 8.	Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.	Notice of Dissolution of Group.

                    Not applicable.

Item 10.	Certification

                    Not applicable.

CUSIP No. 609095104	13G	Page 14 of 15 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

Strategic Capital Resources, Inc.

By:	/s/ David Miller

David Miller, President

Lite N Low, Inc.

By:	/s/ David Miller

David Miller, President

Priority Capital Corp.

By:	/s/ David Miller

David Miller, President

Helen Miller Irrevocable Trust

/s/ Libo B. Finberg

Libo B. Finberg, Trustee

/s/ Libo B. Finberg

Libo B. Finberg

/s/ David Miller

David Miller

/s/ Scott Miller

Scott Miller

CUSIP No. 609095104	13G	Page 15 of 15 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $ 0.001 par value, of Monarch Investment Properties, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 14, 2008

STRATEGIC CAPITAL RESOURCES, INC.

By:	/s/ David Miller

Title: President

PRIORITY CAPITAL CORP.

By:	/s/ David Miller

Title: President

LITE N LOW, INC.

By:	/s/ David Miller

Title: President

THE HELEN MILLER IRREVOCABLE TRUST

By:	/s/ Libo B. Finberg

Title: Libo B. Finberg, Trustee

/s/ Libo B. Finberg

LIBO B. FINEBERG, TRUSTEE OF THE HELEN MILLER IRREVOCABLE TRUST

/s/ Scott Miller

SCOTT MILLER

/s/ David Miller

DAVID MILLER